
WILLAMETTE VALLEY
VINEYARDS

Dear Brooke,



Over 500 new Founders joined us for the Groundbreaking Celebration at Elton Winery in 2015.

Our Preferred Shareholders have authorized the increase in Preferred Shares, and our new filing with the U.S. Securities and Exchange Commission is now effective! The additional funds will strengthen the winery and increase our opportunities for growth.

Now that the increase in Preferred Shares is authorized, you are eligible to purchase shares at $4.25 per share, offering a 5.2% dividend, if your subscription form is received or postmarked by March 31, 2016.



Plant a Cabernet Sauvignon vine at the Groundbreaking & SeVein Celebration on May 15th.

The minimum purchase has been lowered to 200 shares ($850) to encourage more wine enthusiast owners and for gifting opportunities. The maximum purchase is 1,205 shares ($5,121.25).

As you may know, we are hosting the Pambrun Vineyard Groundbreaking & SeVein Celebration on Sunday, May 15th in Milton-Freewater, Oregon. Please join us to plant a Cabernet Sauvignon vine and take part in the historic photograph of Founders. A directional map is included below, and more event details are available online.

If you wish to make an investment, please review the prospectus, financial reports and 8-K and return a signed and completed Subscription Agreement form. Click on the icons below to view the Prospectus and winery financial reports as well as the Subscription Agreement form for Preferred Stock. The Subscription Agreement form can be completed electronically, or printed and returned by email to stock.offering@wvv.com, faxed to 503.588.8894, mailed to the winery at 8800 Enchanted Way SE, Turner, Oregon 97392 or delivered in person to our Estate Tasting Room or business office.

If you have any questions, reply to this email, call the winery at 503.588.9463 (office hours are 8 am to 6 pm) or visit us online.

Thank you for your continued support,



Jim Bernau
Founder/CEO
Willamette Valley Vineyards

Prospectus, 10k, 8k PDF | **Electronic Subscription Agreement** DocuSign | **Print Subscription Agreement** PDF


Seven Hills Rd
SeVein
Seven Hills Vineyard
Lower Dry Creek Rd
Enter
Octave Vineyard
Ferguson Vineyard

Pambrun Groundbreaking Map

Free Writing Prospectus (to Prospectus dated March 10, 2016) Filed Pursuant to Rule 433 Registration Statement No. 333-208715

Ownership Invitation
Be a Part of Oregon's Wine Future!

Willamette Valley Vineyards has collaboratively grown through the support and ownership of wine enthusiasts.



Growing World Class Pinot Noir and Chardonnay

Together we will build a winery adjacent to the Elton Vineyard. Dick and Betty O'Brien planted the Elton Vineyard in 1983 and spent their lives growing Pinot Noir and Chardonnay. The wines are being made by Consulting Winemaker, Isabelle Meunier, who has produced the highest scoring Pinot Noir and Chardonnay in Oregon's history by *Wine Spectator*. The boutique winery will feature a by-appointment tasting room highlighting these premium wines.

Walla Walla AVA Produces Exceptional Cabernet



Together we will plant a vineyard alongside those Cabernet Sauvignon visionaries at SeVein. Located on the Oregon side of the Walla Walla Valley, SeVein is a collection of some of the highest quality vineyard land in the world anchored by the renowned Seven Hills Vineyard. Named in honor of Pierre Pambrun, Walla Walla's First Citizen who led the Hudson's Bay trading post there and Founder, Jim Bernau's fifth grandfather, the wines are being made by Consulting Winemaker, Jon Meuret of Maison Bleue Winery. Meuret has produced some of the highest scoring Walla Walla wines. A by-appointment winery is planned for the vineyard with views overlooking the Walla Walla Valley and Blue Mountains.

Preferred Stock at an offering price of $4.25 per share earning a 5.2% annual dividend. The minimum subscription is $850 (200 shares) and the maximum is $5,121.25 (1,205 shares). Share price will increase to $4.35 on April 1, 2016 (5.1% div.).

Willamette Valley Vineyards, Inc., has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about our company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we will arrange to send you the prospectus (including the documents incorporated therein by reference) if you so request by writing us at stock.offering@wvv.com or by calling us toll-free 1-800-344-9463.

www.WillametteValleyVineyards.com
8800 Enchanted Way SE · Turner, OR 97392 · 503.588.9463 · info@wvv.com
Jim Bernau, Founder/Winegrower

Willamette Valley Vineyards
Turner, OR 97392
503-588-9463
toll free: 1-800-344-9463